July 29, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	PSS World Medical, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2010
File Number 000-23832

Dear Mr. Reynolds:

As discussed during our July 28, 2010 telephone conversation, we acknowledge receipt of your comment letter dated July 22, 2010, and hereby request a 30 day extension to respond due to matters related to our recently completed fiscal quarter and the upcoming unavailability of certain key members of management.  As agreed, you have extended the deadline for our response, and we will provide written responses to the Staff’s comments by no later than August 27, 2010.

Thank you for your consideration in this matter.  Should you have any questions, please contact me at (904) 332-4122.

Sincerely,

/s/ Joshua H. DeRienzis

Joshua H. DeRienzis
Vice President, General Counsel and Corporate Secretary

cc:	Damon Colbert (Securities and Exchange Commission)
David M. Bronson (PSS World Medical, Inc.)